Exhibit 99.(d)(vi)

(CORRECTED)

SECOND AMENDMENT TO

FIRSTHAND FUNDS

MASTER INVESTMENT ADVISORY AGREEMENT

WHEREAS, Firsthand Funds, a Delaware business trust (the “Trust”) and Firsthand Capital Management, Inc. (the “Adviser”), each having its principal place of business at 125 South Market, Suite 1200, San Jose, California 95113, have entered into a Master Investment Advisory Agreement as of August 10, 2002, which was amended by the First Amendment on February 28, 2006 (as amended the “Agreement”);

WHEREAS, the parties agree to further amend the Agreement as follows:

NOW, THEREFORE, effective as of August 11, 2007, the Trust and the Adviser agree to amend the Agreement as follows:

1.                                       Paragraph 12 of the Agreement shall be removed in its entirety and the following paragraph 12 shall be substituted therefore:

“12.                           This Agreement shall become effective on the date hereof and shall continue in effect with respect to a Fund for one year (except for any new series of Firsthand Funds, which will have an initial two year term) and from year to year thereafter only so long as specifically approved annually, (1) by vote of a majority of the trustees of the Trust who are not parties to this Agreement or interested persons of such parties, cast in person at a meeting called for that purpose, and, (2) either by vote of the holders of a majority of the outstanding voting securities of such Fund or by a majority vote of the Trust’s Board of Trustees.

2.                                       Schedule A of the Agreement is hereby amended to add a new sixth fund to read as follows:

Schedule A

Fund Name	Fee as a Percentage of Average Daily Net Assets	Total Annual Operating Expense Limitation
Firsthand Technology Value Fund	1.50%

1.95% of its average daily net assets up to $200 million; 1.90% of such assets from $200 million to $500 million; 1.85% of such assets from $500 million to $1 billion; and 1.80% of such assets in excess of $1 billion

Firsthand Technology Leaders Fund	1.50%

1.95% of its average daily net assets up to $200 million; 1.90% of such assets from $200 million to $500 million; 1.85% of such assets from $500 million to $1 billion; and 1.80% of such assets in excess of $1 billion

Firsthand Technology Innovators Fund	1.50%

1.95% of its average daily net assets up to $200 million; 1.90% of such assets from $200 million to $500 million; 1.85% of such assets from $500 million to $1 billion; and 1.80% of such assets in excess of $1 billion

Firsthand e-Commerce Fund	1.50%

1.95% of its average daily net assets up to $200 million; 1.90% of such assets from $200 million to $500 million; 1.85% of such assets from $500 million to $1 billion; and 1.80% of such assets in excess of $1 billion

Firsthand Global Technology Fund	1.50%

1.95% of its average daily net assets up to $200 million; 1.90% of such assets from $200 million to $500 million; 1.85% of such assets from $500 million to $1 billion; and 1.80% of such assets in excess of $1 billion

Firsthand Alternative Energy Fund	1.65%

2.10% of its average daily net assets up to $200 million; 2.05% of such assets from $200 million to $500 million; 2.00% of such assets from $500 million to $1 billion; and 1.95% of such assets in excess of $1 billion

2.             Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 11th day of August, 2007.

FIRSTHAND FUNDS

By:
Kevin Landis, Trustee

FIRSTHAND CAPITAL MANAGEMENT, INC.

By:
Kevin Landis, President